INVEST IN REJOY

Sales 2x in 1st Half: Join the cleanest functional sports beverage!

PITCH VIDEO   INVESTOR PANEL


REJOY

drinkrejoy.com   Miami FL

Minority Founder | Retail | Food & Beverage | B2C | Sports

LEAD INVESTOR



Raymond Katz

Solving a real problem I personally experience and a superstar team is the reason I am so excited to be part of this journey with Rejoy. As an athlete a superior hydration and recovery is essential and there is nothing like it today available. There is no better team suited to achieve this than Martin, Diego and Sebastian. Their experience in the beverage industry, combined with their passion for sports puts them in a unique position to make Rejoy a Global brand and a leader in sport beverage

Invested $25,000 this round

Highlights

1. 🌱REJOY is made with clean plant-based ingredients for superior hydration and recovery.
2. 💥Distributed to top natural grocery & convenience grocery stores in 4 States + online nationwide.
3. 📱Launching powder drink mixes to focus on online. Growing category => CAGR 20% & +50% margins.
4. 💰Plan: $50 mn revenue in 5 yrs with potential venture/exit at 7x-10x multiples (not guaranteed).
5. 💪World-class leadership team from Anheuser-Busch InBev & Danone. Endorsed by global top athletes
6. 🎾 Launched own sports league: NPL National Padel League = community-building & new revenue stream!

Our Team



Martin Moresco Co-Founder & Chief Executive Officer

Former Global Commercial Director at Danone. Amateur Triathlete.

> We are a team of athletes that have personally experienced the lack of a product like REJOY in the market. Most sports drinks are high-calorie, full of sugar and artificial ingredientes, and don't really help with recovery, while powder, capsules, tinctures and other recovery products do not appeal to a mass-market.



Diego Belbussi Co-Founder & Chief Growth Officer

Former Marketing Vice President at Anheuser-Busch InBev for Europe, Middle East and Latin America, Diego focused on serving customers with innovation, finding new opportunities for organic growth and building brands for the long term.



Sebastian Sanchez Co-Founder & Advisor

Director Global Innovation, General Manager and multiple commercial roles at operating, regional and global positions in Heineken. Global Top 1% AWA IronMan athlete for the last decade.



Ronnie Schildknecht Co-Founder & Advisor

Pro Triathlete, 11X IronMan Champion. 4th place at famous IronMan World Championship in Kona, Hawaii.

Why REJOY?



REJOY
watermelon
coconut water
PLANT
POWERED
RECOVERY
CBD INFUSED
20 mg
full spectrum
hemp extract
REJOY
mixed berries
coconut water
aloe vera
maca
PLANT
POWERED
HYDRATION
clean
electrolytes
REJOY
tangerine
coconut water
yerba mate
spearmint
PLANT
POWERED
HYDRATION
clean
electrolytes
+caffeine
REJOY
lime
coconut water
ginseng
cucumber
PLANT
POWERED
HYDRATION
clean
electrolytes

Born in Miami, Florida, REJOY comes from our need, as athletes, to get clean and healthy hydration for the everyday. We need to stay hydrated, energized, and recovered with all-natural and simple ingredients. It's part of our clean and healthy nutrition discipline we follow day in and day out.

We need simple and natural ingredients to get our body's essentials for recovery. We can find those key ingredients naturally occurring in plants. This is what we have in REJOY. Only 7 to 9 plant-based ingredients. No added sugar. No artificial flavoring. Electrolytes from coconut water and refreshing fruit juices, natural energy from yerba mate, ginseng, and maca. Our Recovery line is infused with 20 mg of CBD plus other cannabinoids to support relaxation and recovery.

We're serving the growing population of millions of consumers that seek better for-me, non-artificial plant-based and sustainable functional drink options, instead of the incumbent sports drinks, full of nasty ingredients, excess sugar and plastic packaging. Powered by the scalability of our distribution network and our product philosophy, REJOY is poised to disrupt the highly concentrated and dated industry of sports drinks.

















100% plant based
Clean electrolytes
Clean energy
Aluminum packaging
No sugar added
keto
Keto friendly
Vegan

1 WE'RE EXPANDING OUR PORTFOLIO TO VEGAN POWDER DRINK MIXES TO FUEL THE ONLINE CHANNEL.

The pandemic has accelerated consumer behavior to go online in search for natural, functional good for you products.

At the same time, the pandemic has created tremendous disruptions in supply with higher input costs mainly in transport and logistics, consumers are moving to online friendly products that deliver the same natural and healthy benefits in a convenient way.

For this we decided to accelerate into those trends, launching REJOY powder drink mixes on Amazon in a few weeks.



POWDER STICKS
REJOY
INSTANT
HYDRATION
1000mg
electrolytes
zero sugar
zero calories
TANGERINE
YERBA MATE
REJOY
INSTANT
HYDRATION
1000mg
electrolytes
zero sugar
zero calories
LEMON LIME
GINSENG
REJOY
INSTANT
HYDRATION
1000mg
electrolytes
zero sugar
zero calories
WATERMELON
LIME

The hydration powder mix on line category is $300M value/year; and 70% is concentrated in 1 brand. Powder drink mixes are rapidly growing with a CAGR of 20%, offer +25% gross margins right from the start with +50% margins with volume ramp up .

2 THE TIME IS NOW! REJOY IS THE RIGHT PRODUCT AT THE RIGHT TIME.

REJOY is right on the mark with current trends. Consumer behavior is in the midst of radical change accelerated by the pandemic. Consumers are overwhelmingly choosing the new generation of products that are:

- 🌱 Plant-Powered and Good For You
- ⚡ Functional Benefits
- 🥥 Clean Ingredients
- 🍩 No Sugar, low in calories.
- ♻ Sustainable Packaging, away from plastic

We all need to start hydrating with plant-based natural ingredients, not artificial stuff you can't even pronounce .. Leading incumbent sports drinks carry 20+ ingredients and most of them are fake stuff with fake names that are hard to pronounce. Check out our Show "Can't Spell it Don't Drink it" and see for yourself.



Can't Spell it Don't Drink it!
REJOY
CAN'T SPELL IT?
DON'T DRINK IT!
00:37
vimeo

Compared side by side versus the top 5 sellers on Amazon, REJOY offers unique differentiation as a better for you, high functional hydration. Check it out!

REJOY OFFERS HIGH FUNCTIONALITY AND DIFFERENTIATION.



✓	1000 MG ELECTROLYTES	✗	✗	✗	✗	✓
✓	5 ESSENTIAL ELECTROLYTES	✗	✗	✗	✓	✗
✓	ZERO SUGAR	✗	✗	✗	✓	✓
✓	ZERO CALORIES	✗	✗	✗	✓	✗
✓	ORGANIC INGREDIENTS	✗	✗	✗	✗	✗

3 WE WILL USE OUR NETWORK OF KEY DISTRIBUTORS AND RETAILERS TO PUSH THE OFFLINE GROWTH FOR POWDER.

Now is the time to invest in REJOY. After our product market test in miami, with a footprint of 100+ outlets and more than a $100k in sales, we signed distribution agreements with some of the largest distributors of natural and organic food & beverage, such as KeHE, Pod Foods and ACE Natural, growing our footprint to +500 stores in 4 states including national retailers like QuikTrip and influential Natural Grocery chains like Erewhon. With the ambition to reach +1000 doors, our current distribution network has the potential to reach + 100,000 doors and we will get there sip by sip!









REJOY DISTRIBUTION — POD FOODS | KeHE | Ace Natural | Savannah



Current Distribution.
Potential Distribution.
Pod Foods Express.
KeHE Distribution Centers.

Convenience stores are great for trial, where consumers can taste a cold REJOY by the can and then come back for more at the stores or for full cases to our webshop.

Adding our Powder sticks to convenience stores will increase awareness and trial allowing consumers to repeat via online.





REJOY at QuikTrip
REJOY
Rejoy 16oz 2/$5 or $2.99 ea.
00:07

4 REJOY IS PROVEN BY ATHLETES AND MADE BY ATHLETES.

IRONMAN 70.3
REJOY/// AMBASSADORS

Ronnie Schildknecht, co-founder, elite triathlete and 11 times IronMan Champion, has been using plant-based infusions to train and recover throughout his career. We're lucky to have him as part of our founding team.







Ronnie Schildknecht joins REJOY
Diego Belbussi
REJOY///
RONNIE SCHILDKNECHT
11X IronMan Champion
01:07
vimeo

5 REJOY IS BACKED BY WORLD AHLETES AND SEASONED INVESTORS FROM FOOD & BEV, TECHNOLOGY, RETAIL, & CONSUMER GOODS.

RONNIE SCHILDKNECHT
Co-Founder & Advisor
RUDY VON BERG
Ambassador & Investor



Pro Triathlete · 11X IM Champion
Number 1 ranked US Triathlete
KANDY ANAND
Investor & Advisor
+30 years of senior leadership roles at Unilever, Coca-Cola & Molson Coors.
MARVIN JIMENEZ
Investor & Advisor
Former Director of Business Development and M&A at Coca-Cola.



6 FOUNDERS & MANAGEMENT TEAM



We are a team of founders with 75 years of combined experienced at global CPG plus 30+years of top athletic performance at global Triathlon. We experienced the need of simple clean hydration and recovery first hand and **we know how important it is for everybody, not only athletes, to have great only natural options instead of the incumbent bad-for-you sports beverages.**

7 PLAN $50 MN REVENUE IN 5 YEARS WITH A POTENTIAL EXIT / VENTURE AT 7X-10X MULTIPLES REVENUE.

Forward-looking projections cannot be guaranteed.

We plan to gain scale and disrupt the sports beverage industry and achieve $50 mn revenues in 5 years. While this would only mean 0.45% of the category, it would be enough to be considered for a partnership with a big player or exit. Recent acquisitions have been in the range of 7 to 10x multiples of revenue.



Acquiring companies.
Working with incubator/accelerator programs.
Directly investing in startups.
Supporting internal innovation studios.
Managing internal VC fund.
Launching externally-managed VC fund.
Source: "Disrupting CPG", CB Insights.

Investor FAQ

How does this work?

- Sign up for a Wefunder account if you haven't already by clicking the "Sign Up" link on the top right-hand corner of the page.
- Choose an amount you want to invest up to the legal maximum, from $100.
- Complete your investment documents.

What are the terms of the investment?

- We're raising on a convertible note with a $12m valuation cap, a 20% discount rate, and a 6% interest rate.

What's a convertible note?

- A convertible note is an instrument that may convert to stock upon the occurrence of certain events, such as upon the consummation of the company's next priced round of financing above a specified dollar amount. The convertible note outlines how the conversion price will be determined and ultimately, how many shares you will receive in the event your convertible converts to stock.

How will the shares I receive be determined?

- In this deal, there is both a valuation cap and a discount rate. The effect is as follows: at the consummation of the company's next priced round of financing above a specified dollar amount, the conversion price that you will get for the shares will be based whatever is more favorable for you, the investor: the price implied by the valuation cap or the price implied by the discount rate on the new shares.

What's a valuation cap and discount rate?

- The valuation cap sets the maximum price that the convertible note will convert into equity and the discount rate provides a discount on the share price in the next priced round of financing.

Why is there an interest rate?

- While the convertible note instrument is outstanding, REJOY will pay 6% interest on the outstanding amount. This accrues to your investment and increases the number of shares issued upon conversion.

What's the minimum I can invest?

- The minimum investment amount is $100.

What's the maximum I can invest?

- Everyone can invest up to $2,200. However, you can invest more depending on your net income and net worth. You can view how much you can invest by adding your net worth and net income under "Investor Limits" here: https://wefunder.com/settings

- Although you may be legally able to invest more, your investment may be capped depending on the interest we receive in this round.

Do I have to do anything for REJOY as an investor?

- No. This is a no-obligation opportunity for you to invest. All you'll have to do is invest!

When will the money leave my account?

- If you fund your Wefunder Cash account, your funds will move from your account immediately, just like online shopping.

- Once the campaign is closed, your funds are permanently deposited into REJOY via Wefunder. This is irreversible as confirmed investments cannot be refunded.

- For other questions, please check out Wefunder's FAQs or contact support@wefunder.com.

Do I need to be an accredited investor?

- Nope. Everyone can invest up to $2,200 without being accredited. For higher investment amounts, you can add your net worth and net income under "Investor Limits" here: https://wefunder.com/settings